Mail Stop 3561

November 24, 2009

Jacob Ronnel, Chief Executive Officer
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

> **Re: Hotel Outsource Management International, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Field November 6, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009**
> **Filed November 24, 2009**
> **File No. 000-50306**

Dear Mr. Ronnel:

We have reviewed your letter dated November 23, 2009 in response to our comment letter dated November 18, 2009 and your amended filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. In our letter dated October 29, 2009, we requested that you provide us, in connection with responding to our comments regarding your preliminary proxy statement on Schedule 14A, a statement in writing from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

However, it does not appear that you have, in fact, provided to us these written acknowledgments signed by the company. Therefore, please submit these acknowledgements.

Exhibits 31.1 and 31.2

2. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. For example, we note that you use the term, "small business issuer," in paragraph three of your certifications instead of the term, "registrant." Please confirm that, in future filings, you will revise your 302 certifications to use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Andrea I. Weinstein
        Schonfeld & Weinstein, LLP
        Via fascimile